UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Greenbrook TMS Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

3937043309

(CUSIP Number)

Matthew Girandola

330 Madison Avenue – Floor 33

New York, NY 10017

(646) 560-5490

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 393704309	13D/A	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSONS MADRYN ASSET MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,109,746
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,109,746

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,109,746
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.7%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 393704309	13D/A	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSONS MADRYN HEALTH PARTNERS II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,862,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,862,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,862,666
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 393704309	13D/A	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSONS MADRYN HEALTH PARTNERS II (CAYMAN MASTER), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 58,610,379
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 58,610,379

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,610,379
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 393704309	13D/A	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSONS MADRYN HEALTH ADVISORS II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 62,473,045
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 62,473,045

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,473,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 393704309	13D/A	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSONS MADRYN HEALTH ADVISORS GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 62,473,045
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 62,473,045

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,473,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 393704309	13D/A	Page 7 of 18 Pages

1	NAMES OF REPORTING PERSONS MADRYN SELECT OPPORTUNITIES, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 636,701
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 636,701

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 636,701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 393704309	13D/A	Page 8 of 18 Pages

1	NAMES OF REPORTING PERSONS MADRYN SELECT ADVISORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 636,701
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 636,701

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 636,701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 393704309	13D/A	Page 9 of 18 Pages

1	NAMES OF REPORTING PERSONS MADRYN SELECT ADVISORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 636,701
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 636,701

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 636,701
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 393704309	13D/A	Page 10 of 18 Pages

Explanatory Note

This Amendment No. 5 amends and supplements the Schedule 13D originally filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission on April 3, 2023 (as amended to date, this “Schedule 13D”).

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D (the “Statement”) relates to the common stock, no par value (the “Common Stock”), of Greenbrook TMS Inc., an Ontario corporation (the “Company”). The Company’s principal executive offices are located at 890 Yonge Street, 7th Floor, Toronto, Ontario, Canada M4W 3P4.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Statement is filed by the following persons (the “Reporting Persons”):

Reporting Person	State of Organization

Madryn Asset Management, LP (“Madryn”)	Delaware

Madryn Health Partners II, LP (“MHP II”)	Delaware

Madryn Health Partners II (Cayman Master), LP (“MHP II Cayman”)	Cayman Islands

Madryn Select Opportunities, LP (“MSO” and, together with MHP II and MHP II Cayman, the “Funds”)	Delaware

Madryn Health Advisors II, LP (“MHA II LP”)	Delaware

Madryn Health Advisors GP II, LLC (“MHA GP II LLC”)	Delaware

Madryn Select Advisors, LP (“MSA LP”)	Delaware

Madryn Select Advisors GP, LLC (“MSA GP LLC” and, together with MHA II LP, MHA GP II LLC, and MSA LP the “Advisors”)	Delaware

(b) The principal business and principal office address for each of the Reporting Persons is 330 Madison Avenue – Floor 33, New York, NY 10017.

(c)(f) The principal business or occupation of each Reporting Person is as follows:

Reporting Person	Principal Business or Occupation
Madryn	Investment advisor of the Funds

Funds	Investment Fund

Advisors	General partner of the Funds

A list of Madryn’s directors, executive officers and managers (collectively, the “Covered Persons”) is set forth below. To the knowledge of the Reporting Persons, each of the Covered Persons that is a natural person is a United States citizen. Other than as set forth below, none of the Reporting Persons have appointed any executive officers or directors:

Name	Principal Occupation
Avinash Amin	Member

John Ricciardi	Chief Financial Officer/Chief Operating Officer

Matthew Girandola	Chief Compliance Officer

CUSIP NO. 393704309	13D/A	Page 11 of 18 Pages

(d) During the last five years, none of the Reporting Persons or, to their knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to their knowledge, none of the Covered Persons, has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction and, as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On July 14, 2022, the Company entered into a credit agreement in connection with a $75.0 million secured credit facility (the “Credit Facility”) with Madryn and its affiliates. The Credit Facility permitted the Company to draw $55.0 million in combined Term A and Term B tranches up front and further provided the Funds with the option to convert up to $5.0 million of the outstanding principal amount of the loan into Common Stock at a price per share equal to $1.90, subject to customary anti-dilution adjustments and applicable regulatory approvals prior to each such issuance.

On February 1, 2023, the Company entered into an amendment to the Credit Facility whereby Madryn and its affiliates extended an additional tranche of debt financing to the Company in an aggregate principal amount of $2.0 million (the “Term D Loan”). The Term D Loan further provided MHP II and MHP II Cayman with the option to convert up to approximately $182,000 of the outstanding principal amount of the Term D Loan into Common Stock at a conversion price per share equal to $1.90, subject to customary anti-dilution adjustments and applicable regulatory approvals.

On February 21, 2023, the Company entered into an amendment to the Credit Facility whereby Madryn and its affiliates extended an additional tranche of debt financing to the Company in an aggregate principal amount of $2.0 million (the “Term E Loan”). The Term E Loan further provided MHP II and MHP II Cayman with the option to convert up to approximately $182,000 of the outstanding principal amount of the Term E Loan into Common Stock at a conversion price per share equal to $1.90, subject to customary anti-dilution adjustments and applicable regulatory approvals.

On March 20, 2023, the Company entered into an amendment to the Credit Facility whereby Madryn and its affiliates extended an additional tranche of debt financing to the Company in an aggregate principal amount of $1.0 million (the “Term F Loan”). The Term F Loan further provided MHP II and MHP II Cayman with the option to convert up to approximately $91,000 of the outstanding principal amount of the Term F Loan into Common Stock at a conversion price per share equal to $1.90, subject to customary anti-dilution adjustments and applicable regulatory approvals.

On March 23, 2023, the Company completed a non-brokered private placement (the “Private Placement”) of 11,363,635 shares of Common Stock, at a price of $0.55 per share, for aggregate gross proceeds of approximately $6.25 million. In connection with the Private Placement, MHP II and MHP II Cayman acquired 6,363,636 shares of Common Stock.

On March 24, 2023, the Company entered into an amendment to the Credit Facility whereby Madryn and its affiliates extended an additional tranche of debt financing to the Company in an aggregate principal amount of $1.0 million (the “Term G Loan”). The Term G Loan further provided MHP II and MHP II Cayman with the option to convert up to approximately $91,000 of the outstanding principal amount of the Term G Loan into Common Stock at a conversion price per share equal to $1.90, subject to customary anti-dilution adjustments and applicable regulatory approvals.

CUSIP NO. 393704309	13D/A	Page 12 of 18 Pages

On August 1, 2023, the Company entered into an amendment to the Credit Facility whereby Madryn and its affiliates extended an additional tranche of debt financing to the Company in an aggregate principal amount of $2.0 million (the “Term H Loan”). The Term H Loan further provided MHP II and MHP II Cayman with the option to convert up to approximately $182,000 of the outstanding principal amount of the Term H Loan into Common Stock at a conversion price per share equal to $1.90, subject to customary anti-dilution adjustments and applicable regulatory approvals.

On August 15, 2023, the Company entered into a note purchase agreement with Greybrook Health Inc., MHP II and MHP II Cayman whereby the Company issued and sold $2.0 million aggregate principal amount of unsecured subordinated convertible promissory notes (the “August Subordinated Convertible Notes”). The August Subordinated Convertible Notes are convertible into Common Stock at any time at the election of holders of the August Subordinated Convertible Notes, or on a mandatory basis by all noteholders at the request of certain affiliates of Madryn, at a conversion price equal to the lesser of (a) 85% of the closing price per share of Common Stock as of the date of issuance of the August Subordinated Convertible Notes and (b)(i) 85% of the 30-day volume weighted average trading price per share of Common Stock immediately prior to the date of exercise, or (ii) if the shares of Common Stock are not listed on Nasdaq or another national exchange at the time of conversion, a per share price equal to 85% of the fair market value per share of Common Stock as of such date (determined in good faith for such purposes by the Company’s board of directors, acting reasonably); provided, that, in any event, the conversion price shall not be lower than $0.078. The conversion price is also subject to customary anti-dilution adjustments.

On September 1, 2023, the Company issued and sold to MHP II and MHP II Cayman an additional $1.5 million aggregate principal amount of unsecured subordinated convertible promissory notes (the “September Subordinated Convertible Notes”) on the same terms as the August Subordinated Convertible Notes.

On September 15, 2023, the Company entered into an amendment to the Credit Facility whereby Madryn and its affiliates extended an additional tranche of debt financing to the Company in an aggregate principal amount of $1,299,000.00 (the “Term I Loan”). The Term I Loan further provided MHP II and MHP II Cayman with the option to convert up to approximately $118,090.91 of the outstanding principal amount of the Term I Loan into Common Stock at a conversion price per share equal to $1.90, subject to customary anti-dilution adjustments and applicable regulatory approvals.

On October 12, 2023, the Company issued and sold to MHP II and MHP II Cayman an additional $1.5 million aggregate principal amount of unsecured subordinated convertible promissory notes (the “October Subordinated Convertible Notes”, and together with the August Subordinated Convertible Notes and the September Subordinated Convertible Notes, the “Subordinated Convertible Notes” ) on the same terms as the August Subordinated Convertible Notes and September Subordinated Convertible Notes.

On October 19, 2023, the Company entered into an amendment to the Credit Facility whereby Madryn and its affiliates extended an additional tranche of debt financing to the Company in an aggregate principal amount of $1,060,228.43 (the “Term J Loan”). The Term J Loan further provided MHP II and MHP II Cayman with the option to convert up to approximately $96,384.40 of the outstanding principal amount of the Term J Loan into Common Stock at a conversion price per share equal to $1.90, subject to customary anti-dilution adjustments and applicable regulatory approvals.

On November 2, 2023, the Company entered into an amendment to the Credit Facility whereby Madryn and its affiliates extended an additional tranche of debt financing to the Company in an aggregate principal amount of $2,045,685.28 (the “Term K Loan”). The Term K Loan further provided MHP II and MHP II Cayman with the option to convert up to approximately $185,971.39 of the outstanding principal amount of the Term K Loan into Common Stock at a conversion price per share equal to $1.90, subject to customary anti-dilution adjustments and applicable regulatory approvals.

CUSIP NO. 393704309	13D/A	Page 13 of 18 Pages

On November 15, 2023, the Company entered into an amendment to the Credit Facility whereby Madryn and its affiliates extended an additional tranche of debt financing to the Company in an aggregate principal amount of $2,548,223.35 (the “Term L Loan”). The Term L Loan further provided MHP II and MHP II Cayman with the option to convert up to approximately $231,656.67 of the outstanding principal amount of the Term L Loan into Common Stock at a conversion price per share equal to $1.90, subject to customary anti-dilution adjustments and applicable regulatory approvals.

On December 1, 2023, the Company entered into an amendment to the Credit Facility whereby Madryn and its affiliates extended an additional tranche of debt financing to the Company in an aggregate principal amount of $2,500,000.00 (the “Term M Loan”). The Term M Loan further provided MHP II and MHP II Cayman with the option to convert up to approximately $227,272.73 of the outstanding principal amount of the Term M Loan into Common Stock at a conversion price per share equal to $1.90, subject to customary anti-dilution adjustments and applicable regulatory approvals.

On December 14, 2023, the Company entered into an amendment to the Credit Facility whereby Madryn and its affiliates extended an additional tranche of debt financing to the Company in an aggregate principal amount of $4,015,548.22 (the “Term N Loan”). The Term N Loan further provided MHP II, MHP II Cayman and MSO with the option to convert up to approximately $365,049.84 of the outstanding principal amount of the Term N Loan into Common Stock at a conversion price per share equal to $1.90, subject to customary anti-dilution adjustments and applicable regulatory approvals.

On December 28, 2023, the Company entered into an amendment to the Credit Facility whereby Madryn and its affiliates extended an additional tranche of debt financing to the Company in an aggregate principal amount of $5,262,952.00 (the “Term O Loan”). The Term O Loan further provided MHP II, MHP II Cayman and MSO with the option to convert up to approximately $478,450.07 of the outstanding principal amount of the Term O Loan into Common Stock at a conversion price per share equal to $1.90, subject to customary anti-dilution adjustments and applicable regulatory approvals.

On May 1, 2024, the conversion price of the Subordinated Convertible Notes was adjusted to $0.0852 in accordance with the terms of the Subordinated Convertible Notes due to a change in the 30-day volume weighted average trading price per share of Common Stock.

The funds used to make such loans and acquire beneficial ownership of the shares reported herein were composed of the investment capital of the applicable Funds.

ITEM 4.	PURPOSE OF THE TRANSACTION.

The information set forth in Items 3 and 6 of this Statement is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Company on a continuing basis. Depending on various factors, including but not limited to the Company’s financial position and strategic direction, price levels of the Common Stock, conditions in the securities markets, various laws and regulations applicable to the Company and companies in its industry and the Reporting Persons’ ownership in the Company and position as lender to the Company, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Company as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed herein. Without limiting the foregoing, and subject to any applicable limitations described in Item 6 below, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Common Stock or other securities of the Company (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their Common Stock or other securities of the Company or continue to hold, or cause affiliates to hold, Common Stock or other securities of the Company.

CUSIP NO. 393704309	13D/A	Page 14 of 18 Pages

In addition, the Reporting Persons have had and intend to continue having discussions, from time to time, with management and the board of directors of the Company, and may engage with other stockholders or securityholders of the Company and other relevant parties, or take other actions concerning, the Company’s business, lines of business, operations, strategy, previously announced restructuring, plans and prospects; any extraordinary corporate transactions (including, but not limited to, a merger, reorganization or liquidation); sales of a material amount of assets or divestitures; a change in the board of directors or management; a material change in the capitalization or dividend policies; other material changes in the Company’s business, lines of business, or corporate structure; or similar actions.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and each other individuals named in Item 2 with respect to the Company, the foregoing is subject to change at any time.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

The Reporting Persons beneficially own in the aggregate 63,109,746 shares of Common Stock, which represents approximately 61.7% of the outstanding shares of Common Stock. All calculations of percentage ownership in this Schedule 13D are based on 102,348,370 shares of Common Stock outstanding. This is composed of i) 45,602,260 shares of Common Stock outstanding as of April 8, 2024, as reported by the Issuer in its Annual Report on Form 10-K filed with the SEC on April 26, 2024; ii) 3,910,605 shares issuable to the Reporting Persons upon the exercise of conversion instruments; and iii) 52,835,505 shares issuable to the Reporting Persons upon the conversion of the Subordinated Convertible Notes.

Each of the Funds directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Madryn, as the investment manager for each of the Funds, and the Advisors, as the general partners for each of the Funds, may be deemed to have the shared power to direct the voting and disposition of shares of Common Stock beneficially owned by the Funds and, consequently, Madryn and the Advisors may be deemed to possess indirect beneficial ownership of such shares. Madryn and the Advisors disclaim beneficial ownership of such shares for all other purposes.

The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated herein by reference.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Persons’ status as a director, executive officer, manager, member or partner of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the shares of the Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

CUSIP NO. 393704309	13D/A	Page 15 of 18 Pages

(c) Except as described herein, none of the Reporting Persons or, to their knowledge, none of the Covered Persons, has had any transactions in the Common Stock during the past 60 days.

(d) Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Resale Registration Rights Agreement

In connection with the Private Placement described in Item 3 hereto, MHP II and MHP II Cayman entered into a Resale Registration Rights Agreement, dated as of March 21, 2023, by and among the Company and the Purchasers named therein (the “Resale Registration Rights Agreement”). The Resale Registration Rights Agreement provides MHP II and MHP II Cayman with certain registration rights related to the shares acquired in connection with the Private Placement. The description of the Resale Registration Rights Agreement is qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

Second Amended and Restated Common Share Conversion Instrument

On December 30, 2023, MSO entered into a Second Amended and Restated Common Share Conversion Instrument with the Company and the Administrative Agent named therein (the “MSO Conversion Instrument”). The MSO Conversion Instrument provides MSO with certain registration rights related to the shares issuable upon conversion of the loans under the Credit Facility. The description of the MSO Conversion Instrument is qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as an exhibit hereto and is incorporated herein by reference.

Twelfth Amended and Restated Common Share Conversion Instruments

On December 30, 2023, MHP II and MHP II Cayman each entered into a Twelfth Amended and Restated Common Share Conversion Instrument with the Company and the Administrative Agent named therein (the “Conversion Instruments”). The Conversion Instruments provide MHP II and MHP II Cayman, as applicable, with certain registration rights related to the shares issuable upon conversion of the loans under the Credit Facility. The description of the Conversion Instruments is qualified in its entirety by reference to the complete text of such agreements, copies of which are filed as exhibits hereto and are incorporated herein by reference.

Registration Rights Agreement

In connection with the August Subordinated Convertible Notes described in Item 3 hereto, MHP II and MHP II Cayman entered into a Registration Rights Agreement, dated as of August 15, 2023, by and among the Company and the Purchasers named therein (the “Registration Rights Agreement”). The Registration Rights Agreement provides MHP II and MHP II Cayman with certain registration rights related to the shares issuable upon conversion of the Subordinated Convertible Notes. The description of the Registration Rights Agreement is qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as an exhibit hereto.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D, which agreement is set forth on the signature page to this Schedule 13D.

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Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the common stock of the Company owned by the Funds.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Resale Registration Rights Agreement, dated March 21, 2023 (Incorporated by reference to Exhibit 99.3 of the Company’s Form 6-K filed on March 24, 2023).

Exhibit 99.2	Registration Rights Agreement, dated August 15, 2023, by and among the Company and the Purchasers named therein (Incorporated by reference to Exhibit 99.5 of Madryn’s Schedule 13D/A filed on August 25, 2023).

Exhibit 99.3	Twelfth Amended and Restated Common Share Conversion Instrument, dated December 30, 2023, by and among the Company, Madryn Health Partners II, LP and Madryn Fund Administration, LLC (Incorporated by reference to Exhibit 99.3 of Madryn’s Schedule 13D/A filed on April 8, 2024).

Exhibit 99.4	Twelfth Amended and Restated Common Share Conversion Instrument, dated December 30, 2023, by and among the Company, Madryn Health Partners II (Cayman Master), LP and Madryn Fund Administration, LLC (Incorporated by reference to Exhibit 99.4 of Madryn’s Schedule 13D/A filed on April 8, 2024).

Exhibit 99.5	Second Amended and Restated Common Share Conversion Instrument, dated December 30, 2023, by and among the Company, Madryn Select Opportunities, LP and Madryn Fund Administration, LLC (Incorporated by reference to Exhibit 99.5 of Madryn’s Schedule 13D/A filed on April 8, 2024).

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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13D with respect to the common stock of the Company.

Dated: May 1, 2024

Madryn Asset Management, LP

By:	/s/ Matthew Girandola
Name: Matthew Girandola
Title: Chief Compliance Officer

Madryn Health Partners II, LP

By:	/s/ Matthew Girandola
Name: Matthew Girandola
Title: Chief Compliance Officer

Madryn Health Partners II (Cayman Master), LP

By:	/s/ Matthew Girandola
Name: Matthew Girandola
Title: Chief Compliance Officer

Madryn Health Advisors II, LP

By:	/s/ Matthew Girandola
Name: Matthew Girandola
Title: Chief Compliance Officer

Madryn Health Advisors GP II, LLC

By:	/s/ Matthew Girandola
Name: Matthew Girandola
Title: Chief Compliance Officer

Madryn Select Advisors, LP

By:	/s/ Matthew Girandola
Name: Matthew Girandola
Title: Chief Compliance Officer

Madryn Select Advisors GP, LLC

By:	/s/ Matthew Girandola
Name: Matthew Girandola
Title: Chief Compliance Officer

CUSIP NO. 393704309	13D/A	Page 18 of 18 Pages

Madryn Select Opportunities, LP

By:	/s/ Matthew Girandola
Name: Matthew Girandola
Title: Chief Compliance Officer